Arisawa Manufacturing Co., Ltd.
Main Office: No.5-5, 1- Chome Minamihoncho
Joetsu- City, Niigata 943-8610 JAPAN
Tel: 81-25-524-5124 Fax: 81-25-524-1117

August 25, 2008

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

[redacted]

Re: Arisawa Manufacturing Co., Ltd. Rule 12g3-2(b) - File No. 82-4620

Arisawa Manufacturing Co., Ltd.
1-5-5 Minamihoncho,
Joetsu City, Niigata 943-8610
JAPAN

To Whom It May Concern:

Enclosed please find the following documents:

- **Closing Announcement of First Quarter of the Fiscal Year Ending March 31, 2009**

These releases are to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Sincerely,

Kouji Ohta

Kouji Ohta
Arisawa Manufacturing Co.,Ltd.
General Affairs
Tel: 81-25-524-5124
Fax: 81-25-524-1117

dlw 9/4

Closing Announcement of First Quarter of the Fiscal Year Ending March 31, 2009

July 24, 2008

Name of Listed Company:	Arisawa Mfg. Co., Ltd.	Listed on the 1st Section of Tokyo Stock Exchange	
Code No.:	5208	(URL http://www.arisawa.co.jp/)	
Representative:	President and CEO:	Sanji Arisawa	
Contact Person:	Director & Managing Operating Officer:	Tetsuro Iizuka	TEL: (025) 524-7101
Scheduled Date of Submitting Quarterly Report:	August 12, 2008	Scheduled Date of Commencement of Dividend Payment:	To be determined

(Indicated by rounding off an amount less than 1 million yen)

1. Consolidated Results in First Quarter of the Fiscal Year Ending March 31, 2009 (From April 1, 2008 to June 30, 2008)

(1) Consolidated Operating Results (cumulative)

(% indication shows the increase or decrease rate from the First Quarter in the previous year)

	Sales		Operating profit		Ordinary profit		Net profit	
	(million yen)	%	(million yen)	%	(million yen)	%	(million yen)	%
First Quarter of the Fiscal Year Ending March 31, 2009	8,730	---	302	---	499	---	423	---
First Quarter of the Fiscal Year Ending March 31, 2008	9,109	△22.4	348	△59.9	543	△49.9	275	△55.2

	Net profit per share	Fully diluted net profit per share
	(Yen, Sen)	(Yen, Sen)
First Quarter of the Fiscal Year Ending March 31, 2009	12.10	12.09
First Quarter of the Fiscal Year Ending March 31, 2008	7.87	7.86

(2) Consolidated Financial Condition

	Total assets	Net asset	Net worth ratio	Net asset per share
	(million yen)	(million yen)	%	(Yen, Sen)
First Quarter of the Fiscal Year Ending March 31, 2009	55,693	42,592	76.3	1,214.13
Fiscal Year Ending March 31, 2008	55,248	42,847	77.4	1,221.91

(Reference) Net worth: First Quarter of the Fiscal Year Ending March 31, 2009: 42,484 million yen,
Fiscal Year Ending March 31, 2008: 42,757 million yen

2. Status of Dividend

	Dividend per share				
	End of 1st quarter	End of 2nd quarter	End of 3rd quarter	End of year	Annual
	(Yen, Sen)	(Yen, Sen)	(Yen, Sen)	(million yen)	%
Fiscal Year Ending March 31, 2008	---	---	---	18.00	18.00
Fiscal Year Ending March 31, 2009	---	---	---	---	---
Fiscal Year Ending March 31, 2009 (Forecast)	---	---	---	13.00	13.00

(Note) Existence of adjustment of dividend forecast in the current first quarter: None

3. Expected Consolidated Results for Fiscal Year Ending March 31, 2009
(From April 1, 2008 to March 31, 2009)

(% indication shows the increase or decrease rate from the previous year for full-year and from the same quarter of previous year for the 2nd quarter consolidated aggregate period)

	Sales		Operating profit		Ordinary profit		Net profit		Net profit per share
	(million yen)	%	(million yen)	%	(million yen)	%	(million yen)	%	(Yen, Sen)
2nd quarter consolidated aggregate period	20,300	---	1,050	---	1,250	---	700	---	20.00
Full year	41,800	2.7	2,200	Δ4.9	2,550	Δ9.8	1,500	34.0	42.87

(Note) Existence of adjustment of forecasted figures of consolidated results in the current first quarter: None
The forecast of business results stated in this data is based on the information obtained by the Company up to the present and the assumptions that the Company deems reasonable. Future results may differ due to various factors.

4. Other

(1) Changes in material subsidiaries during the quarter (changes in specified subsidiaries accompanying changes in scope of consolidation): None
New: --- (Company Name:) Exclusion: --- (Company Name:)

(2) Application of simplified accounting and accounting particular to preparation of quarterly consolidated financial statements: None
(Note) For more details, refer to "Qualitative Information and Financial Statements, etc." "4. Other" on page 3.

(3) Changes in principles, procedures and representation method of accounting related to preparation of quarterly consolidated financial statements (the matters to be described in the Changes in Substantial Underlying Matters for Preparation of Quarterly Consolidated Financial Statements)
1) Changes in connection with the amendment of accounting standards, etc.: Yes
2) Changes other than those set forth in 1): Yes
From the current consolidated fiscal year, the "Accounting Standard for Quarterly Financial Reporting" (Accounting Standards Board of Japan (ASBJ) Statement No. 12) and the "Guidance on Accounting Standard for Quarterly Financial Reporting" (ASBJ Guidance No. 14) have been applied. Quarterly consolidated financial statements are prepared in accordance with the "Regulations for Quarterly Consolidated Financial Statements."
(Note) For more details, refer to "Qualitative Information and Financial Statements, etc." "4. Other" on page 3.

(4) Number of outstanding shares (common stocks)
1) Number of outstanding shares at the end of term (including treasury stocks):
First Quarter of the Fiscal Year Ending March 31, 2009: 34,992,124 shares,
Fiscal Year Ending March 31, 2008: 36,549,629 shares
2) Number of treasury stocks at the end of term:
First Quarter of the Fiscal Year Ending March 31, 2009: 254 shares,
Fiscal Year Ending March 31, 2008: 1,557,505 shares
3) Average number of shares during the term (quarterly consolidated aggregate period):
First Quarter of the Fiscal Year Ending March 31, 2009: 34,991,982 shares,
Fiscal Year Ending March 31, 2008: 34,991,830 shares

1. Qualitative Information concerning Consolidated Business Results

For the Japanese economy in the current consolidated first quarter, a sense of uncertainty about the future course of the economy has grown as can be seen from the following: corporate profits have trended downward due to soaring raw material prices, including crude oil and the impact from a slowdown in the US economy, triggered by financial instability, and a weakening in personal consumption and capital investment.

Under such circumstances, our Group has concentrated business resources in the electronic materials field to increase sales and has made efforts to reduce costs.

As for the results in the current consolidated first quarter, net sales were ¥8,730 million. For income, operating profit was ¥302 million, ordinary profit was ¥499 million and net profit for the first quarter was ¥423 million.

2. Qualitative Information concerning Consolidated Financial Conditions

Total assets at the end of the current consolidated first quarter increased ¥444 million from the end of the previous year to ¥55,693 million. This is mainly due to the increase in tangible fixed assets by capital investment in connection with production enhancements.

Total liabilities increased ¥699 million from the end of the previous year to ¥13,100 million. This is mainly due to the increase in accounts payable in connection with capital investment.

Total net assets decreased ¥254 million from the end of the previous year to ¥42,592 million. This is mainly due to the decrease in earned surplus in connection with the payment of dividends.

3. Qualitative Information concerning Forecast of Consolidated Business Results

As regards the outlook for performance, there is concern about soaring raw material prices and the impact from a slowdown in the US economy.

Our Group will continue to concentrate business resources in the electronic materials field to increase sales and make efforts at reducing costs.

We did not adjust the forecast for business results (announced as of April 25, 2008).

4. Other

(1) Changes in Material Subsidiaries during the Quarter (changes in specified subsidiaries accompanying changes in scope of consolidation)

No applicable matter.

(2) Application of simplified accounting and accounting particular to preparation of quarterly consolidated financial statements

For tax expenses, the effective tax rate is reasonably estimated after application of tax effect accounting for net profit before taxes in the consolidated fiscal year, including the current consolidated first quarter and these are calculated by multiplying the quarterly net profit before taxes by the estimated effective tax rate. Calculation of the tax amount for corporate income tax, etc., to be paid is made by limiting the items of addition and deduction to material ones. In this regard, corporate income tax adjustment is included in the corporate income tax, etc.

(3) Changes in principles, procedures and representation method of accounting related to preparation of quarterly consolidated financial statements

1) From the current consolidated fiscal year, the "Accounting Standard for Quarterly Financial Reporting" (ASBJ Statement No. 12) and the "Guidance on Accounting Standard for Quarterly Financial Reporting" (ASBJ Guidance No. 14) have been applied. Quarterly consolidated financial statements are prepared in accordance with the "Regulations for Quarterly Consolidated Financial Statements."

2) Finance lease transactions in which ownership is not transferred have been accounted in a similar method as lease transactions. In connection with the application of the following accounting standards to the quarterly consolidated financial statements for the consolidated fiscal year commencing after April 1, 2008, such accounting standards have been applied from the current consolidated first quarter and finance lease transactions are accounted as ordinary purchase and sale transactions: "Accounting Standard for Lease Transactions" (ASBJ Statement No. 13) (June 17, 1993 (Business Accounting Council, First Section), amended as of March 30, 2007) and the "Guidance on Accounting Standard for Lease Transactions" (ASBJ Guidance No. 16 (January 18, 1994 (Japan Institute of Certified Public Accountants, Accounting System Committee), amended as of March 30, 2007). For the depreciation method of lease assets in finance lease transactions in which ownership is not transferred, straight line method is adopted, where the period of a lease is set as the useful life and the salvage value is set at zero. For finance lease transactions in which ownership is not transferred, as for transactions commenced before April 1, 2008, an accounting method similar to that applied to ordinary lease transactions has been applied.

5. Quarterly Consolidated Financial Statements

(1) Quarterly Consolidated Balance Sheet

(Unit: thousand yen)

	End of the Current Consolidated First Quarter (as of June 30, 2008)	Consolidated Condensed Balance Sheet for the End of the Previous Consolidated Fiscal Year (as of March 31, 2008)
Assets		
Current Assets		
Cash and deposits	5,514,165	5,871,007
Trade notes & accounts receivable	9,024,158	10,228,577
Merchandise	121,837	112,068
Finished goods	232,724	222,183
Semi-finished goods	3,373,290	3,022,017
Raw materials	1,862,846	2,085,035
Work-in-progress	1,567,473	1,594,233
Other	1,361,248	1,318,285
Allowance for doubtful accounts	Δ77,413	Δ68,900
Total Current Assets	22,980,332	24,384,509
Fixed Assets		
Tangible Fixed Assets		
Buildings & structures (net)	7,400,612	7,537,094
Machinery, equipment and delivery equipment (net)	5,579,636	5,813,344
Other (net)	4,948,911	2,710,876
Total Tangible Fixed Assets	17,929,161	16,061,314
Intangible Fixed Assets		
Goodwill	83,054	87,940
Other	110,921	119,842
Total Intangible Fixed Assets	193,975	207,782
Investments and Other Assets		
Investment securities	13,823,130	13,947,008
Other	1,133,857	910,185
Allowance for doubtful accounts	Δ367,326	Δ262,489
Total Investment and Other Assets	14,589,661	14,594,705
Total Fixed Assets	32,712,797	30,863,802
Total Assets	55,693,130	55,248,312

(Unit: thousand yen)

	End of the Current Consolidated First Quarter (as of June 30, 2008)	Consolidated Condensed Balance Sheet for the End of the Previous Consolidated Fiscal Year (as of March 31, 2008)
Liabilities		
Current Liabilities		
Trade notes & accounts payable	7,378,491	8,815,516
Short-term borrowings	349,000	390,000
Corporate income taxes, etc., payable	157,855	135,216
Reserve for bonuses	813,196	572,749
Reserve for officers' bonuses	1,887	8,549
Other	4,247,207	2,317,687
Total Current Liabilities	12,947,638	12,239,718
Fixed Liabilities		
Reserve for retirement allowance	27,908	27,773
Other	125,236	133,795
Total Fixed Liabilities	153,145	161,569
Total Liabilities	13,100,783	12,401,288
Net Assets		
Shareholders' Equity		
Capital	7,117,253	7,117,253
Capital surplus	6,229,282	6,229,282
Earned surplus	28,707,960	32,126,042
Treasury stock	Δ189	Δ3,211,749
Total Shareholders' Equity	42,054,307	42,260,829
Valuation and Translation Differences, etc.		
Other revaluation balance of securities	513,424	434,965
Foreign currency translation adjustments	Δ83,039	61,604
Total Valuation and Translation Differences, etc.	430,384	496,569
New Share Subscription Rights	107,655	89,625
Total Net Assets	42,592,347	42,847,024
Total Liabilities and Net Assets	55,693,130	55,248,312

(2) Quarterly Consolidated Profit and Loss Statement

[First quarter consolidated aggregate period]

(Unit: thousand yen)

	Current First Quarter Consolidated Aggregate Period (From April 1, 2008 to June 30, 2008)
Sales	8,730,037
Cost of Goods Sold	7,516,863
Gross Profit on Sales	1,213,173
Selling, General & Admin. Expenses	910,740
Operating Profit	302,433
Non-operating Income	
Interest received	5,085
Dividends received	17,509
Investment profit by equity method	122,238
Exchange profit	59,786
Technical support fee	53,100
Other	36,645
Total Non-operating Income	294,364
Non-operating Expenses	
Interest paid	1,313
Compensation expenses	44,015
Transfer to allowance for doubtful accounts	23,787
Other	28,617
Total Non-operating Expenses	97,733
Ordinary Profit	499,064
Extraordinary Profits	
Profit on sale of fixed assets	383
Profit on sale of investment securities	84,054
Other	4,482
Total Extraordinary Profits	88,921
Extraordinary Losses	
Loss on sale of fixed assets	486
Valuation loss on inventories	3,970
Valuation loss on investment securities	14,856
Other	2,474
Total Extraordinary Losses	21,787
Net profit before taxes, etc.	566,198
Corporate income taxes, resident taxes and business taxes payable	142,672
Total corporate income tax, etc.	142,672
Net profit	423,525

(3) Quarterly Consolidated Cash Flow Statement

(Unit: thousand yen)

	Current First Quarter Consolidated Aggregate Period (From April 1, 2008 to June 30, 2008)
Cash flow from operating activities	
Net profit before taxes, etc.	566,198
Depreciation costs	558,955
Amortization of good will	4,885
Stock compensation expenses	18,029
Increase/decrease in allowance for doubtful accounts (Δ: decrease)	113,350
Increase/decrease in reserve for bonuses (Δ: decrease)	240,447
Increase/decrease in reserve for officers' bonuses (Δ: decrease)	Δ6,662
Interest received and dividends received	Δ22,594
Interest paid	1,313
Exchange profit/loss (Δ: profit)	Δ65,815
Investment profit/loss by equity method (Δ: profit)	Δ122,238
Profit/loss on changes in equity (Δ: profit)	Δ4,476
Profit/loss on sale of securities and investment securities (Δ: profit)	Δ84,054
Valuation profit/loss on investment securities (Δ: profit)	19,927
Increase/decrease in accounts receivables (Δ: increase)	1,027,606
Increase/decrease in inventories (Δ: increase)	Δ122,399
Increase/decrease in trades payable (Δ: decrease)	Δ1,437,024
Increase/decrease in consumption tax, etc., payable (Δ: decrease)	82,002
Increase/decrease in other assets (Δ: increase)	210
Increase/decrease in other liabilities (Δ: decrease)	134,688
Other	470
Subtotal	902,821
Interest and dividends received	219,518
Interest paid	Δ700
Corporate income taxes, etc., paid	Δ124,029
Cash flow from operating activities	997,609
Cash flow from investment activities	
Revenue from refund of term deposits	20,000
Expenditure for acquisition of tangible fixed assets	Δ764,284
Revenue from sale of tangible fixed assets	2,522
Expenditure for acquisition of investment securities	Δ667
Revenue from sale of investment securities	1,536
Expenditure for lending	Δ86,892
Other	72
Cash flow from investment activities	Δ827,713

(Unit: thousand yen)

	Current First Quarter Consolidated Aggregate Period (From April 1, 2008 to June 30, 2008)
Cash flow from financing activities	
Expenditure for repayment of short-term borrowings	Δ41,000
Dividends paid	Δ503,786
Other	Δ365
Cash flow from financing activities	Δ545,152
Translation differences in cash and cash equivalents	38,413
Increase/decrease in cash and cash equivalents (Δ: decrease)	Δ336,841
Cash and cash equivalents at beginning of year	4,856,007
Cash and cash equivalents at end of quarter	4,519,165

From the current consolidated fiscal year, the "Accounting Standard for Quarterly Financial Reporting" (ASBJ Statement No. 12) and the "Guidance on Accounting Standard for Quarterly Financial Reporting" (ASBJ Guidance No. 14) have been applied. Quarterly consolidated financial statements are prepared in accordance with the "Regulations for Quarterly Consolidated Financial Statements."

(4) Notes to assumptions of going concern
No applicable matter.

(5) Segment Information

a. Segment Information by Business Category

Current first quarter consolidated aggregate period (From April 1, 2008 to June 30, 2008)

As either ratio of sales and operating profit of manufacture and sales business of industrial materials, etc., to the total sales and total operating profit of all segments accounts for over 90%, statement of segment information by business category is omitted.

b. Segment Information by Region

Current first quarter consolidated aggregate period (From April 1, 2008 to June 30, 2008)

There is no applicable matter as there is no consolidated subsidiaries and major branches in overseas countries or areas other than Japan.

c. Overseas Sales

Current First Quarter Consolidated Aggregate Period (From April 1, 2008 to June 30, 2008)

	Asia	North America	Other Region	Total
I Overseas sales (in thousands of yen)	2,746,043	27,452	7,063	2,780,559
II Consolidated sales (in thousands of yen)				8,730,037
III Ratio of overseas sales in the consolidated sales (%)	31.5	0.3	0.1	31.9

Notes: 1. *The regions are segmented by proximity.*

2. *The respective regions are composed of the following countries.*

Asia: *Korea, China, Taiwan and Malaysia, etc.*

North America: *USA and Canada*

3. *Overseas sales are the sales (including indirect exports) by the Company and consolidated subsidiaries of countries or areas other than Japan.*

(6) Notes to the cases where the amount of shareholders' equity significantly fluctuated
No applicable matter.

<Reference>

Financial Statements for Previous Quarter

(1) Quarterly Consolidated (Condensed) Profit and Loss Statement

Previous First Quarter Consolidated Aggregate Period (From April 1, 2007 to June 30, 2007)

(Unit: thousand yen)

Item	Same Quarter of the Previous Year (First Quarter of the Fiscal Year Ending March 31, 2008)
	Amount
I Sales	9,109,115
II Cost of Goods Sold	8,001,056
Gross Profit on Sales	1,108,058
III Selling, General & Admin. Expenses	
1. Freight and packaging cost	152,888
2. Wage allowances	147,676
3. Transfer to reserve for bonuses	40,982
4. Transfer to reserve for officers' bonuses	2,132
5. Transfer to reserve for retirement allowance	9,269
6. Transfer to allowance for doubtful accounts	20,564
7. Other	385,887
Total Selling, General & Admin. Expenses	759,402
Operating Profit	348,655
IV. Non-operating Income	
1. Interest received	7,841
2. Dividends received	17,930
3. Investment profit by equity method	166,851
4. Exchange profit	49,412
5. Other	57,852
Total Non-operating Income	299,888
V. Non-operating Expenses	
1. Interest paid	571
2. Loss on retirement of inventories	17,557
3. Transfer to allowance for doubtful accounts	55,790
4. Other	31,565
Total Non-operating Expenses	105,485
Ordinary Profit	543,059

(Unit: thousand yen)

Item	Same Quarter of the Previous Year (First Quarter of the Fiscal Year Ending March 31, 2008)
	Amount
VI. Extraordinary Profits	
1. Profit on sale of fixed assets	2,000
2. Other	1,247
Total Extraordinary Profits	3,247
VII. Extraordinary Losses	
1. Loss on retirement of fixed assets	130
2. Loss on retirement of inventories	1,074
3. Other	5,145
Total Extraordinary Losses	6,350
Net profit before taxes, etc.	539,956
Corporate income tax, etc.	264,582
Net profit	275,373

(2) Quarterly Consolidated (Condensed) Cash Flow Statement

Previous first quarter consolidated aggregate period (From April 1, 2007 to June 30, 2007)

(Unit: thousand yen)

	Same Quarter of the Previous Year (First Quarter of the Fiscal Year Ending March 31, 2008)
Category	Amount
I. Cash flow from operating activities	
Net profit before taxes, etc.	539,956
Depreciation costs	582,617
Stock compensation expenses	10,386
Investment profit by equity method	Δ166,851
Profit on sale of investment securities	Δ254
Profit on sale of fixed assets	Δ2,000
Loss on retirement of tangible fixed assets	130
Valuation loss on investment securities, etc.	6,309
Exchange profit	Δ31,278
Increase in reserve for bonuses	231,676
Decrease in reserve for officers' bonuses	Δ9,419
Increase in reserve for retirement allowance	323
Increase in allowance for doubtful accounts	76,253
Interest received and dividends received	Δ25,772
Interest paid	571
Increase in accounts receivables	Δ867,665
Decrease in inventories	233,920
Increase in trades payable	242,143
Decrease in consumption tax, etc., payable	Δ11,388
Decrease in other assets	83,310
Increase in other liabilities	83,784
Other	Δ240
Subtotal	976,513
Interest and dividends received	234,548
Interest paid	Δ571
Corporate income taxes, etc., paid	Δ381,309
Cash flow from operating activities	829,180

(Unit: thousand yen)

	Same Quarter of the Previous Year (First Quarter of the Fiscal Year Ending March 31, 2008)
Category	Amount
II. Cash flow from investment activities	
Revenue from refund of term deposits	500,000
Expenditure for acquisition of tangible fixed assets	Δ710,623
Revenue from sale of tangible fixed assets	2,000
Expenditure for acquisition of intangible fixed assets	Δ23,050
Expenditure for acquisition of investment securities	Δ538,814
Revenue from sale of investment securities	4,733
Expenditure for lending	Δ27,599
Revenue from collection of loans	120
Cash flow from investment activities	Δ793,234
III. Cash flow from financing activities	
Expenditure for acquisition of treasury stock	Δ379
Dividends paid	Δ645,189
Cash flow from financing activities	Δ645,568
IV. Translation differences in cash and cash equivalents	6,897
V. Decrease in cash and cash equivalents	Δ602,725
VI. Cash and cash equivalents at beginning of year	4,057,698
VII. Cash and cash equivalents at end of quarter	3,454,972

END